May 30, 2019

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard
Covington, Louisiana 70433

       Re: Hornbeck Offshore Services, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-32108

Dear Mr. Harp:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 6 - Selected Financial Data
Non-GAAP Financial Measures, page 28

1. In the reconciliation of EBITDA to GAAP on page 29, please revise the reconciliation to begin with the GAAP measure for equal or greater prominence of the GAAP measure pursuant to Question 102.10 of the staff's Compliance and Disclosure Interpretations
      "Non-GAAP Financial Measures."
Critical Accounting Estimates
Carrying Value of Vessels, page 34

2. You group vessels for impairment testing based on the operating and marketing characteristics desired by your customers and these asset groups have been defined as
      New Generation OSVs and MPSV's. Please tell us why grouping the OSV class of vessels as a single asset group rather than separate asset groups for each series is
 James O. Harp, Jr.
FirstNameOffshore Services, Inc.
Hornbeck LastNameJames O. Harp, Jr.
Comapany NameHornbeck Offshore Services, Inc.
May 30, 2019
Page 2
May 30, 2019 Page 2
FirstName LastName
         appropriate pursuant to ASC 360-10-35-23. Further, explain to us why your grouping is appropriate given at December 31, 2018 50% or greater of each series other than the 300 series are stacked and the series 300 vessels are all operational. Additionally, tell us why stacked vessels are not a separate asset group that should be tested for impairment separately from operational vessels.
3.       From your disclosures, we note the following:
           Since 2016 through May 31, 2019 a majority of the number of OSV vessels have been stacked;
           You have operating losses in each of the last three fiscal years and for the three months ended March 31, 2019;
           You have negative operating cash flows in each of the two fiscal years and for the three months ended March 31, 2019; and
           The average OSV dayrate at year end steadily decreased since 2014 and further decreased at March 31, 2019.

         Given the preceding and the extended amount of time that a significant number of your
         OSV vessels have been stacked, please explain to us the basis for your conclusion that your stacked OSV vessels are not impaired at of December 31, 2018 or March 31, 2019.
         Tell us and discuss the specific assumptions used in your estimates in preparing the undiscounted future cash flows used in your determination, including but not limited to stacked vessels assumptions, and current and historical market dayrates and utilization rates, and why your assumptions are reasonable under the circumstances. Include how your estimate of the length of time it takes for the market to absorb your stacked vessels as disclosed on page 34 of the 2018 Form 10-K has been factored into your assumptions and conclusion. Additionally, tell us the aggregate carrying and fair values for each series of
         OSV vessels at each of December 31, 2018 and March 31, 2019.
4. We note reference on page 34 to Note 6 of the Financial Statements for a further discussion of stacked vessels; however, it does not appear that disclosure has been provided in this note. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James O. Harp, Jr.
Hornbeck Offshore Services, Inc.
May 30, 2019
Page 3

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames O. Harp, Jr.                    Sincerely,
Comapany NameHornbeck Offshore Services, Inc.
                                                        Division of Corporation
Finance
May 30, 2019 Page 3                                     Office of
Transportation and Leisure
FirstName LastName